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                                                                  EXHIBIT 99.02


                     DESCRIPTION OF LG&E ENERGY COMMON STOCK

The information under this caption is a succinct summary of certain provisions and is subject to the detailed provisions of LG&E Energy Corp.'s (the "Company's") Amended and Restated Articles of Incorporation, as amended, and of its By-Laws, as amended, which have been filed (or incorporated by reference) as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and which are incorporated herein by this reference.

Authorized Stock

Under the Company's Articles of Incorporation, the Company is authorized to issue 300,000,000 shares of Common Stock, without par value (the "Common Stock"), of which approximately 129,677,030 shares were outstanding on February 25, 2000.

The Company is also authorized to issue 5,000,000 shares of preferred stock, without par value (the "Preferred Stock"). As discussed below under the caption "Rights to Purchase Series A Preferred Stock," the Company has created a series of Preferred Stock designated as "Series A Preferred Stock," and the number of shares constituting such series is 2,000,000. No shares of such Series A Preferred Stock and no shares of any other Preferred Stock are currently outstanding. Preferred Stock may be issued in the future in such series as may be designated by the Company's Board of Directors. In creating any such series, the Company's Board of Directors has the authority to fix the rights and preferences of each series with respect to, among other things, the dividend rate, redemption provisions, liquidation preferences, and sinking fund provisions.

Dividend Rights

Subject to the prior payment in full of all accrued and unpaid dividends on the Series A Preferred Stock and possible prior rights of holders of other Preferred Stock that may be issued in the future, holders of the Company's Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor.

The funds required by the Company to enable it to pay dividends on its Common Stock are expected to be derived principally from dividends paid by Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"), the Company's principal subsidiaries, on LG&E's and KU's respective Common Stock. LG&E and KU may declare dividends on their respective Common Stock out of any surplus or net profits legally available for such purpose.

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The Company's ability to receive dividends on LG&E's Common Stock is also subject to the prior rights of the holders of LG&E's preferred stock and the covenants of debt instruments limiting the ability of LG&E to pay dividends. The only existing covenant limiting LG&E's ability to pay dividends is in LG&E's trust indenture, as supplemented, securing LG&E's first mortgage bonds. It provides in substance that retained income of LG&E equal to the amount by which the aggregate of (a) provisions for retirement and depreciation and (b)expenditures for maintenance, for the period from January 1, 1978, to the end of the last preceding month for which a balance sheet of LG&E is available, is less than 2.25% of depreciable property, including construction work in progress, as of the end of that period, shall not be available for the payment of cash dividends on the Common Stock of LG&E. No portion of retained income of LG&E is presently restricted by this provision.

The Company's ability to receive dividends on KU's Common Stock is also subject to the prior rights of holders of KU's preferred and preference stock and the covenants of debt instruments limiting the ability of KU to pay dividends. KU's articles of incorporation provide that full cumulative dividends on the preferred and preference stock for the current and all past quarterly dividend periods shall have been paid or declared and set apart for payment and KU shall not be in arrears in its sinking fund obligations in respect of any shares of preferred or preference stock. KU's mortgage indenture securing its first mortgage bonds provides that, so long as certain currently outstanding series of first mortgage bonds are outstanding, KU will not declare or pay and dividends on its Common Stock or make any other distribution on or purchase any of its Common Stock unless the amounts expended by KU for maintenance and repairs provided for depreciation subsequent to April 30, 1947, plus KU's earned surplus (retained earnings)for such period and remaining after any such payment, distribution or purchase, shall aggregate not less than 15% of the gross operating revenues of KU for the period. KU's articles of incorporation provide, in effect, that, so long as any of the KU preferred stock is outstanding, the total amount of all dividends or other distributions on KU Common Stock and purchases of such stock that may be paid or made during any 12-month period shall not exceed
(a) 75% of the "net income available for dividends on common stock" if the ratio of "common stock equity" to "total capital" (each as defined) of KU shall be 20% to 25%, or (b) 50% of such net income if such ratio shall be less than 20%. When such ratio is 25% or more, no such dividends, distributions or purchases may be paid or made which would reduce such ratio to less than 25% except to the extent permitted by clauses (a) and (b) above. No portion of retained earnings of KU is presently restricted by the indenture or articles.

Voting Rights

Every holder of Common Stock and every holder of Series A Preferred Stock that may be issued in the future is entitled to


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one vote per share for the election of directors and upon all other matters on which such holder is entitled to vote. At all elections of directors, any eligible shareholder may vote cumulatively. The Board of Directors of the Company has the authority to fix conversion and voting rights for any new series of Preferred Stock (including the right to elect directors upon a failure to pay dividends), provided that no share of Preferred Stock can have more than one vote per share.

Notwithstanding the foregoing, if any Series A Preferred Stock is issued in the future and if and when dividends payable on such Series A Preferred Stock that may be issued in the future shall be in default for six full quarterly dividends and thereafter until all defaults shall have been paid, the holders of the Series A Preferred Stock, voting separately as one class, to the exclusion of the holders of Common Stock, will be entitled to elect two (2) directors of the Company.

The Company's Articles of Incorporation contain "fair price" provisions, which require that mergers and certain other business combinations or transactions involving the Company and any substantial (10% or more) holder of the Company's Voting Stock (as defined below) must be approved by the holders of at least 80% of the voting power of the Company's outstanding Voting Stock and by the holders of at least 66-2/3% of the voting power of the Company's Voting Stock not beneficially owned by the 10% owner unless the transaction is either approved by a majority of the members of the Board of Directors who are unaffiliated with the substantial holder or certain minimum price and procedural requirements are met. Any amendment to the foregoing provisions must be approved by the holders of at least 80% of the voting power of the Company's outstanding Voting Stock and by the holders of at least 66-2/3% of the voting power of the Company's Voting Stock not beneficially owned by any 10% owner. The Company's Voting Stock consists of all outstanding shares of the Company generally entitled to vote in the election of directors and currently consists of the Company's Common Stock.

Subject to the rights of the Series A Preferred Stock (if any are issued) to elect directors under certain circumstances described above and any voting rights of the holders of the Company's Preferred Stock that may be issued in the future, the Company's Articles and By-Laws contain provisions stating that: (a) the Board of Directors shall be divided into three classes, as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years, with one class being elected each year, (b) directors may be removed only with the approval of the holders of at least 80% of the voting power of the shares of the Company generally entitled to vote, except that so long as cumulative voting applies no director may be removed if the votes cast against removal would be sufficient to elect the director if cumulatively voted at an election of the class of directors of which such director is a part, (c) any vacancy on the Board of Directors shall be filled by the remaining directors

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then in office, though less than a quorum, (d) advance notice of introduction by shareholders of business at annual shareholders' meetings and of shareholder nominations for the election of directors shall be given and that certain information be provided with respect to such matters, (e) shareholder action may be taken only by unanimous written consent or at an annual meeting of shareholders or a special meeting of shareholders called by the President, the Board of Directors or, to the extent required by Kentucky law, shareholders, and
(f) the foregoing provisions may be amended only by the approval of the holders of at least 80% of the voting power of the shares of the Company generally entitled to vote. These provisions along with the "fair price" provisions and cumulative voting provisions discussed above and the Rights described below, may deter attempts to change control of the Company (by proxy contest, tender offer or otherwise) and will make more difficult a change in control of the Company that is opposed by the Company's Board of Directors.

Liquidation Rights

Subject to the prior rights of the holders of the Series A Preferred Stock that may be issued in the future and the possible prior rights of holders of other Preferred Stock that may be issued in the future, in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock are entitled to the remaining assets.

Other Provisions

No holder of Common Stock or any future holder of Preferred Stock has the preemptive right to subscribe for and purchase any part of any new or additional issue of stock or securities convertible into stock. The Common Stock is not subject to redemption and does not have any conversion or sinking fund provisions. The issued and outstanding shares of Common Stock are fully paid and nonassessable shares of Common Stock of the Company.

Under the Company's Articles of Incorporation, the Board of Directors may issue additional shares of authorized but unissued Common Stock for such consideration as it may from time to time determine.

Rights to Purchase Series A Preferred Stock

On December 5, 1990, the Board of Directors of the Company: (i) declared a dividend distribution of one Preferred Stock purchase right (a "Right" or "Rights") for each outstanding share of Common Stock to shareholders of record on December 19, 1990, and issuable as of such Record Date and (ii) further authorized the issuance of one Right with respect to each share of Common Stock of the Company that becomes outstanding after such Record Date and before the Distribution Date (as defined below).

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The Company declared a three-for-two split of the Common Stock to shareholders of record on April 30, 1992. As a result of the stock split and in accordance with the terms of the Rights, the number of Rights associated with a share of Common Stock was reduced, effective May 15, 1992, from one Right per share to two-thirds of a Right per share. The Company declared a two-for-one split of the Common Stock to shareholders of record on April 1, 1996. As a result of the two-for-one split and in accordance with the terms of the Rights, the number of Rights associated with a share of Common Stock was reduced from two-thirds of a Right per share to one-third of a Right per share, effective April 15, 1996.

On June 7, 1995, the Board of Directors approved the First Amendment to Rights Agreement, whereby the definition of "Acquiring Person" (see below) was modified to provide that an "Acquiring Person" shall be any person who has acquired, or obtained the rights to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company. The previous ownership threshold was 20%.

On May 20, 1997, in connection with the announcement of the Merger with KU Energy Corporation ("KU Energy"), the Board of Directors approved the Second Amendment to Rights Agreement so that the execution, delivery and performance of the Merger Agreement and the LG&E Energy Stock Option Agreement (as defined in the Second Amendment to Rights Agreement) will not cause any Rights to become exercisable, cause KU Energy or any of its affiliates to become an "Acquiring Person" or give rise to a "Distribution Date" or "Stock Acquisition Date" (see below).

On February 27, 2000, in connection with the announcement of the proposed merger transaction involving PowerGen plc and its affiliates ("PowerGen"), the Third Amendment to Rights Agreement was enacted following approval of the Board of Directors. This amendment provided that the execution, delivery and performance of the PowerGen Merger Agreement (as defined in the Third Amendment to Rights Agreement) will not cause any Rights to become exercisable, cause PowerGen or any of its affiliates to become an "Acquiring Person" or give rise to a "Distribution Date" a "Stock Acquisition Date" or a Triggering Event (see below). The Third Amendment to Rights Agreement also extended the expiration date of the Rights Agreement from December 19, 2000 to (a) the date of consummation of the merger contemplated in the PowerGen Merger Agreement or (b) in the event of a termination of such agreement (i) December 19, 2000, if the PowerGen Merger Agreement is terminated prior to such date or (ii) five business days after any termination of the PowerGen Merger Agreement, if such termination occurs on or after December 19, 2000.

Each whole Right entitles the holder of record to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, without par value, of the Company ("Series A Preferred

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Stock") at a price of $110 per one one-hundredth of a share (the "Purchase
Price"). The description and terms of the Rights are set forth in the Rights Agreement, as amended (the "Rights Agreement").

Initially the Rights will not be exercisable, certificates will not be sent to shareholders and the rights will automatically trade with the Common Stock.

The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier to occur of the tenth day following (i) a public announcement (or, if earlier, the date a majority of the Board of Directors of the Company becomes aware) that a person or group of affiliated or associated persons has become an "Acquiring Person", which is defined as a person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date"), or (ii) the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the outstanding Common Stock (the earlier of the dates in clause (i) or (ii) being called the "Distribution Date"). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a person who would otherwise be an "Acquiring Person," has become such inadvertently and without any intention of changing or influencing control of the Company, and such person, as promptly as practicable after being advised of such determination, divests himself or itself of beneficial ownership of a sufficient number of shares of Common Stock so that such person would no longer be an "Acquiring Person," then such person shall not be deemed to be an "Acquiring Person" for any purposes of the Rights Agreement. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the rights from and after the Distribution Date.

Each of the following persons (an "Exempt Person") will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the
Company: (i) the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the

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Company; and (ii) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock, unless and until such person shall become the beneficial owner of, or make a tender offer for, any additional shares of Common Stock.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the time set forth in the Third Amendment to Rights Agreement (se above), unless earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with a share of the Company's Common Stock is subject to adjustment from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock.

In the event any Person (other than an Exempt Person) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interest of the Company and its shareholders) or any Exempt Person who is the beneficial owner of 15% or more of the outstanding Common Stock fails to continue to qualify as an Exempt Person, then each holder of record of a whole Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value at the time of the transaction equal to twice the Purchase Price. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as set forth below. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void.

For example, at an exercise price of $110 per Right, each whole Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $220 worth of Common Stock (or other consideration, as noted above) for $110. Assuming that the Common Stock had a per share value of $22 at such time, the

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holder of each valid Right would be entitled to purchase 10 shares of Common
Stock for $110.

After the Rights have become exercisable, if the Company is acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a whole Right will have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

After any such event, to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then other securities of the Company, including units of shares of Series A Preferred Stock with rights substantially comparable to those of the Common Stock, property, or cash, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. The Company, however, shall not be required to issue any cash, property or debt securities upon exercise of the Rights to the extent their aggregate value would exceed the amount of cash the Company would otherwise be entitled to receive upon exercise in full of the then exercisable Rights.

No fractional shares of Series A Preferred Stock or Common Stock will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a share of Series A Preferred Stock or, if applicable, Common Stock.

At any time until ten days after the Stock Acquisition Date (subject to extension by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to certain anti-dilution adjustments) (the "Redemption Price"). After such redemption period, the Company's right of redemption may be reinstated, under certain circumstances, if an Acquiring Person reduces his beneficial ownership of Common Stock to below 10% and there is no other Acquiring Person. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the outstanding Rights (other than Rights held by the Acquiring

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Person and certain related parties) for shares of Common Stock at an exchange ratio of three (3) shares of Common Stock per Right (subject to certain anti-dilution adjustments). However, the Board may not effect such an exchange at any time any Person or group owns 50% or more of the shares of Common Stock then outstanding. Immediately after the Board orders such an exchange, the right to exercise the Rights shall terminate and the holders of Rights shall thereafter only be entitled to receive shares of Common Stock at the applicable exchange ratio.

The Board of Directors of the Company may amend the Rights Agreement. After the Distribution Date, however, the provisions of the Rights Agreement may be amended by the Board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number one one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there has been no occurrence of a Stock Acquisition Date and such supplement or amendment does not adversely affect the interests of the holders of Rights (other than an Acquiring Person or an associate or affiliate of an Acquiring Person).

Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors and, accordingly, will make more difficult a change of control that is opposed by the Company's Board of Directors. However, the Rights should not interfere with a proposed change of control (including a merger or other business combination) approved by a majority of the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price at any time until ten days after the Stock Acquisition Date (subject to extension by the Board of Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. Nevertheless, the

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Rights also may discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form S-8, Registration No. 33-38557. A copy of the First Amendment to Rights Agreement has been filed with the SEC as an Exhibit to the Company's Registration Statement on Form 8-A/A filed on June 20, 1995. A copy of the Second Amendment to Rights Agreement has been filed with the SEC as an Exhibit to the Company's Registration Statement on Form S-4, Registration No. 333-34219. A copy of the Third Amendment to Rights Agreement has been filed with the SEC as an Exhibit to the Company's Registration Statement on Form 8-A/A filed on March 6, 2000. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated in this summary description herein by reference.

Miscellaneous

The Company's outstanding Common Stock is listed on the New York and Chicago Stock Exchanges.

Transfer Agents and Registrar

The Transfer Agents for the Common Stock are the Company and Harris Trust and Savings Bank, Chicago, Illinois. Registrars for the Common Stock are PNC Bank, Kentucky, Inc., Louisville, Kentucky, and Harris Trust and Savings Bank, Chicago, Illinois.